AMENDMENT TO LETTER AGREEMENT

This Amendment, dated as of January 1, 2010 (this “Amendment”), is by and between The Hirtle Callaghan Trust (the “Trust”) and Alaric Compliance Services, LLC (“Alaric”).

WHEREAS, the parties have entered into a letter agreement dated December 17, 2008 (the “Original Engagement Letter”); and

WHEREAS, the parties wish to amend the Original Engagement Letter in the manner set forth below;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Section 3 is hereby deleted and replaced with the following:

3. Term. ALARIC will commence the activities described herein upon receipt of this executed Agreement. Unless otherwise set forth in Schedule A hereto, the term of this engagement shall be for a period of one year and shall be automatically renewable for subsequent one year periods. ALARIC may terminate this Agreement by written notice to the Trust at least thirty (30) days prior to the next renewal date. The Trust may terminate this Agreement at any time upon 30 days notice to ALARIC. Additionally, this agreement shall terminate in the event that the CCO shall be unable to perform his duties hereunder and ALARIC shall not have appointed a substitute CCO in accordance with Section 1(c) above.

2. Schedule A to the Agreement is hereby deleted and replaced by Schedule A to this Amendment.

3. Representations. Each party represents to the other party that all representations contained in the Original Engagement Letter are true and accurate as of the date of this Amendment.

3. Miscellaneous.

(a) Entire Agreement. The Agreement and this Amendment together contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior written or oral agreements, representations and understandings with respect thereto.

(b) Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

(c) Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date set forth above.

ALARIC COMPLIANCE SERVICES, LLC

By:	/s/ Guy F. Talarico
	Name:	Guy F. Talarico
	Title:	CEO

THE HIRTLE CALLAHAN TRUST

By:	/s/ Colette Bull
	Name:	Colette Bull
	Title:	Assistant Treasurer

SCHEDULE A

FEES

Designation of Joseph D. McDermott as Chief Compliance Officer of the Trust, the performance by Mr. McDermott of the duties and responsibilities required of such an officer for calendar years 2010 and 2011 at the annual rate as per the schedule below, billed monthly, payable in advance to ALARIC Compliance Services LLC, in full by wire transfer upon receipt.

Annual Fee	$110,000

The above mentioned fees specifically do not include the out-of-pocket expenses that the Trust agrees to reimburse to ALARIC, monthly, upon receipt of invoice and reasonable evidence of expenses, pursuant to the terms of Paragraph 4.

The fee schedule applies to the following portfolios of the Trust as well as to any additional portfolios that may be added to the Trust during calendar years 2010 and 2011:

The Value Equity Portfolio

The Growth Equity Portfolio

The Small Capitalization Equity Portfolio

The Real Estate Securities Portfolio

The International Equity Portfolio

The Emerging Markets Portfolio

The Commodity Related Securities Portfolio

The Institutional Value Equity Portfolio

The Institutional Growth Equity Portfolio

The Institutional Small Capitalization Equity Portfolio

The Institutional International Equity Portfolio

The Short-Term Municipal Bond Portfolio

The Intermediate Term Municipal Bond Portfolio

The Intermediate Term Municipal Bond II Portfolio

The Fixed Income Portfolio

The Fixed Income II Portfolio

The Fixed Income Opportunity Portfolio